

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 3, 2023

Francisco Salva
President and Chief Executive Officer
Azitra Inc
21 Business Park Drive
Branford, CT 06405

>   **Re: Azitra Inc**
>   **Registration Statement on Form S-1 Amendment No. 1**
>   **Filed March 20, 2023**
>   **File No. 333-269876**

Dear Francisco Salva:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No.1 to Form S-1 filed March 20, 2023

Bayer Joint Development, page 64

1.   We note your response to our prior comment 6 and re-issue in part. Please revise your disclosure to clarify that you have not negotiated a commercial license with Bayer and that you would only do so in the event that Bayer decides to exercise the option.

Preclinical Data for ATR-01, page 64

2. We note your revised disclosure in response to prior comment 7. Please further revise to include narrative text to explain how Graphic B supports the conclusion that there is a tendency for improved stratum corneum thickness with mFlg. For instance, please revise to explain clearly what each axis represents. Also explain what the dots and lines represent and why there are two sets of entries (orange dots) for FT+FLG.

Financial Statements
Note 19. Subsequent Events, page F-32

3. Please revise to clearly state the status and timing of the board approval of your proposed forward stock split, and the fact that the financial statements have not been adjusted for that effect.

General

4. We note your response to prior comment 8; however, the Peak Sales Opportunity figure still remains in your cover graphic. Please revise.

    You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel K. Donahue, Esq.